Exhibit 99.4

EXECUTION COPY

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (the “Agreement”), dated as of May 21, 2010, is by and between Iroquois Master Fund Ltd. (“Investor”) and Hydrogenics Corporation (the “Company”).

RECITALS

A.            Pursuant to that certain Securities Purchase Agreement, dated January 11, 2010, by and among the Company and the Buyers (one of whom was the Investor) (the “Securities Purchase Agreement”), the Investor purchased (i) 250,000 shares of Common Stock (on a post-Share Consolidation basis), (ii) a Series A Warrant to purchase up to 119,678 Series A Warrant Shares (on a post-Share Consolidation basis) and (iii) a Series B Warrant to purchase up to 130,323 Series B Warrant Shares (on a post-Share Consolidation basis). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

B.            Investor alleges that the Company breached certain representations, warranties and covenants in the Securities Purchase Agreement and Warrants arising out of the share consolidation announced by the Company on February 8, 2010, which was consummated by the Company on March 12, 2010 (the “Share Consolidation”). The Company disputes all such allegations.

C.            Investor and the Company desire to settle any and all disputes between them related to, based upon, arising out of, or in connection with the matters described above in Recital B in accordance with the terms of this Agreement.

D.            Simultaneously with the execution of this Agreement, the Company is entering into a settlement agreement (the “Other Investor’s Agreement”) with the only other Buyer that is party to the Securities Purchase Agreement (“Other Investor”).

AGREEMENTS

NOW THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investor and the Company hereby agree as follows:

1.             Issuance and Delivery of Shares. As soon as practicable, but in any event no later than four (4) Business Days after the date hereof, the Company shall (i) issue 100,000 shares of Common Stock (such 100,000 shares of Common Stock are referred to herein as the “Shares”) to Investor at Investor’s address specified in the Securities Purchase Agreement and (ii) deliver to Investor one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 3 below), evidencing the Shares, duly executed on behalf of the Company and registered in the name of Investor or its designee.

2.             Registration Rights.

(a)           Subject to the timely receipt by the Company of the Investor Information (as defined below) from Investor and Other Investor, the Company shall prepare and, as soon as practicable but in no event later than fourteen (14) days after the date hereof, file with the SEC a registration statement on Form F-3 (the “Registration Statement”) covering the resale on a non-underwritten basis of all of the Shares (collectively, the “Registrable Securities”). The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than sixty (60) days  (or if the SEC elects to review the Registration Statement, ninety (90) days) after the date of this Agreement. In no event shall the Company include any securities other than Registrable Securities and the Other Investor’s Shares (as defined below) in the Registration Statement without the prior written consent of the Investor. “Investor Information” is the information relating to the Investor set forth in Exhibit D of the “Selling Shareholders” section of the prospectus.

(b)           The Company shall keep the Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 promulgated under the 1933 Act for resales by the Investor on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) six (6) months from the date the Shares are issued to the Investor and (ii) the date on which (y) the Investor shall have sold all of the Registrable Securities covered by the Registration Statement and (z) if the Other Investor’s Shares are included in the Registration Statement, the Other Investor shall have sold all of the Other Investor’s Shares (the “Registration Period”). Thereafter, the Company shall be entitled to withdraw the Registration Statement.  Investor shall promptly inform the Company in writing when the Investor has sold all of the Registrable Securities covered by the Registration Statement.

(c)           The Company shall submit to the SEC, within one (1) Business Day after the date that the Company learns that no review of the Registration Statement will be made by the staff of the SEC (the “Staff”) or that the Staff has no further comments on the Registration Statement, a request for acceleration of effectiveness of the Registration Statement to a time and date not later than forty-eight (48) hours after the submission of such request.

(d)           The Company may suspend the use of any prospectus used in connection with the Registration Statement in the event, and for such period of time as, (i) such suspension is required by the rules and regulations of the SEC or (ii) it is determined in good faith by the Board of Directors of the Company that because of valid business reasons, it is in the best interests of the Company to suspend such use (which may include, for greater certainty, the fact that the continued use of any prospectus in connection with the Registration Statement may interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Company or require the Company to disclose any material, non-public information which would reasonably be likely to be detrimental to the Company) and prior to suspending such use in accordance with this Section 2(d), the Company provides Investor with written notice of such suspension, which notice need not specify the nature of the event giving rise to such suspension. The Company will use reasonable best efforts to cause such suspension to terminate at the earliest possible date (but in no event shall any suspension exceed thirty (30) consecutive days).

(e)           The Company shall prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities required to be covered by the Registration Statement; provided, however, by 8:30 a.m. (New York time) on the Business Day immediately following the date on which the Registration Statement is declared effective by the SEC (the “Effective Date”), the Company shall file with the SEC in accordance with Rule 424(b) under the 1933 Act the final prospectus to be used in connection with sales pursuant to the Registration Statement (whether or not such a prospectus is technically required by such rule). In the case of amendments and supplements to the Registration Statement which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 2(e)) by reason of the Company filing a quarterly report or a report on Form 20-F or any analogous report under the 1934 Act, the Company shall have incorporated such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.

(f)            The Company shall notify the Investor in writing of the happening of any event (but not the substance or details of any such event unless specifically requested by Investor), as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and use its reasonable best efforts to promptly update and/or correct such prospectus. The Company shall also notify the Investor of the filing and effectiveness of the Registration Statement and any amendments or supplements thereto.

(g)           The Company shall respond as promptly as practicable to any comments received from the SEC with respect to the Registration Statement or any amendment thereto (it being understood and agreed that the Company’s response to any such comments shall be delivered to the SEC no later than five (5) Business Days after the receipt thereof).

(h)           The Company shall (i) use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement or the use of any prospectus contained therein, and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible time and (ii) notify the Investor of the issuance of such order or threat of any proceeding for such purpose.

(i)            The Company shall pay all fees and expenses incurred by the Company in connection with satisfying its obligations under this Section 2, which, for greater certainty, shall not include any fees and expenses incurred by the Investor or Other Investor, including any selling commissions and transfer taxes applicable to the sale of Registerable Securities or any fees and disbursements of counsel for the Investor or the Other Investor.

(j)            In the event that the Registration Statement has been declared effective by the SEC and, afterwards, Investor’s ability to sell Registrable Securities registered for resale under the Registration Statement is suspended because an event has occurred as a result of which the prospectus (including any supplements thereto) included in the Registration Statement then in effect includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements not misleading in light of the circumstances then existing, then the Company shall take such action as may be necessary for the prospectus contained in the Registration Statement to be usable again by the Investor no later than thirty (30) days after the beginning of such suspension.

(k)           Investor agrees that upon receipt of a notice from Company of the occurrence of any event of the kind described in 2(f) or 2(h), and upon notice of any suspension under 2(d), Investor will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until Investor’s receipt of the copies of the supplemented prospectus and/or amendment to the Registration Statement contemplated by this Section 2, or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or the Registration Statement.  The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(l)            The Company will, and hereby does, indemnify, hold harmless and defend the Investor and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls such Investor within the meaning of the 1933 Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Investor Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Investor Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Investor Indemnified Damages”), to which any of them may become subject insofar as such Investor Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of the Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Company Violations”). Notwithstanding the foregoing, the indemnification contained in this Section 2(l): (i) shall not apply to an Investor Claim by an Investor Indemnified Person arising out of or based upon a Company Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by an Investor Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto and (ii) shall not be available to an Investor Indemnified Person to the extent such Investor Claim is based on a failure of the Investor Indemnified Person to deliver or to cause to be delivered the prospectus made available by the Company (to the extent applicable), including, without limitation, a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to this Section 2 and then only if, and to the extent that, following the receipt of the corrected prospectus no grounds for such Investor Claim would have existed; (iii) shall not be available to an Investor Indemnified Person to the extent such Investor Claim is based on the failure of an Investor Indemnified Person to otherwise comply with this Agreement and (iv) shall not apply to amounts paid in settlement of any Investor Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Investor Indemnified Person and shall survive the transfer of any of the Registrable Securities by the Investor.

(m)          Investor will, and hereby does, indemnify, hold harmless and defend the Company and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls the Company within the meaning of the 1933

Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, a “Company Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Company Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Company Indemnified Damages”), to which any of them may become subject insofar as such Company Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under any Blue Sky Filing, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with information furnished in writing to the Company by an Investor Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of the Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is made in reliance upon and in conformity with information furnished in writing to the Company by an Investor Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto or (iii) any violation or alleged violation by Investor of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Investor Violations”). Notwithstanding the foregoing, the indemnification contained in this Section 2(m) shall not apply to amounts paid in settlement of any Company Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld or delayed, provided further that Investor shall be liable under this Section 2(m) for only that amount of a Company Claim or Company Indemnified Damages as does not exceed the net proceeds to Investor as a result of the applicable sale of Registrable Securities pursuant to the Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the

Company and shall survive the transfer of any of the Registrable Securities by the Investor.

(n)           To the extent that the foregoing indemnification is unenforceable to a party entitled to indemnification (an “Indemnified Person”) from a party required to provide indemnification (an “Indemnifying Person”) in respect of any losses, claims, damages or liabilities  for any reason (other than by reason of the exceptions provided herein), then the Indemnifying Person, in lieu of indemnifying the Indemnified Person, shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law, provided that in no event shall the obligation to contribute under this 2(n) exceed the amount that such Indemnifying Person would have been obligated to pay by way of indemnification if the indemnification provided for under Section 2(l) or 2(m) hereof, as the case may be, had been available under the circumstances. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under Section 2(l) and 2(m) shall be the same as those set forth in Section 8(k) of the Securities Purchase Agreement.

3.             Legends. Investor understands that the Shares will be issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws and that the Shares are not qualified for sale under the securities laws of any province or territory of Canada, and except as set forth in Section 4 below, the Shares shall bear any legend as required by the “blue sky” laws of any state and restrictive legends in substantially the form set forth on Exhibit A attached hereto (and a stop-transfer order may be placed against transfer of such stock certificates).

4.             Removal of Legends. Certificates evidencing the Shares shall not be required to contain any legend referred to in Section 3 above or any other legend (i) while a registration statement covering the resale of the Shares is effective under the 1933 Act, (ii) following any sale of the Shares pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if the Shares are eligible to be sold, assigned or transferred under Rule 144(b)(1) (provided that the Investor provides the Company with reasonable assurances that the Shares are eligible for sale, assignment or transfer under Rule 144(b)(1) which shall not include an opinion of counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Investor provides the Company with an opinion of counsel to the Investor, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Shares may be made without registration under the applicable requirements of the 1933 Act and, based on a representation from the transferee, that the Shares will not constitute “restricted securities” (as defined in Rule 144(a)(3)) in the hands of such transferee or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC), provided that (a) the Canadian legend set forth on Exhibit A is required for a period of at least forty (40) days after the date of issuance of Shares to Investor and may not be removed prior to forty one (41) days after the date of the issuance of the Shares to Investor and (b) the TSX legend set forth on Exhibit A is required if the certificate representing the Shares contains the U.S. legend and/or the Canadian legend set forth on Exhibit A and may not be removed if the certificate representing the Shares contains the U.S. legend and/or the Canadian legend set forth on Exhibit A.

If the legends set forth in Exhibit A are not required pursuant to the foregoing, the Company shall no later than two (2) Business Days following the delivery by the Investor to the Company or the transfer agent (with notice to the Company) of a legended certificate representing the Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to effect the reissuance and/or transfer, in each case, if applicable), together with any other deliveries from the Investor as may be required above in this Section 4, as directed by the Investor, either: (A) provided that the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit the aggregate number of Shares to which the Investor shall be entitled to the Investor’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to the Investor at Investor’s address specified in the Securities Purchase Agreement, a certificate representing the Shares that is free from all restrictive and other legends, registered in the name of the Investor or its designee.  If the U.S. legend set forth on Exhibit A is not required pursuant to the foregoing, the Company shall no later than two (2) Business Days following the delivery by the Investor to the Company or the transfer agent (with notice to the Company) of a legended certificate representing the Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to effect the reissuance and/or transfer, in each case, if applicable), together with any other deliveries from the Investor as may be required above in this Section 4 issue and deliver (via reputable overnight courier) to the Investor at Investor’s address specified in the Securities Purchase Agreement, a certificate representing the Shares that is free from the U.S. legend set forth on Exhibit A, registered in the name of the Investor or its designee.

5.     Company Release. The Company, on its own behalf and on behalf of its officers, affiliates, investors and other related Persons, hereby irrevocably, fully and unconditionally releases and forever discharges Investor and each of its present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Investor within the meaning of the 1933 Act or the 1934 Act and each of the present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons and each of their direct and indirect related Persons (Investor and all such other Persons are referred to herein collectively as the “Investor Releasees”) from all claims, actions, obligations, causes of action, suits, losses, omissions, damages, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), expenses and liabilities, of every name and nature, whether known or unknown, absolute or contingent, suspected or unsuspected, matured or unmatured, both at law and in equity, which the Company may now own, hold, have or claim to have against any of the Investor Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever related to, based upon, arising out of, or in connection with the Share Consolidation (collectively, the “Company Claims”). The Company, on behalf of itself and its successors, assigns and other legal representatives, covenants that it will not (and that it will cause all other Persons who may seek to claim by or through or in relation to the Company or the matters released by the Company in this Agreement not to) sue any of the Investor Releasees on the basis of or related to or in connection with any Company Claim herein released and discharged, as provided in this paragraph. Notwithstanding the foregoing, nothing contained in this paragraph shall release or relieve any obligations of Investor under this Agreement.

6.             Investor Release. Investor, on its own behalf and on behalf of its officers, affiliates, investors and other related Persons, hereby irrevocably, fully and unconditionally releases and forever discharges Company and each of its present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Company within the meaning of the 1933 Act or the 1934 Act and each of the present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons and each of their direct and indirect related Persons (Company and all such other Persons are referred to herein collectively as the “Company Releasees”) from all claims, actions, obligations, causes of action, suits, losses, omissions, damages, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), expenses and liabilities, of every name and nature, whether known or unknown, absolute or contingent, suspected or unsuspected, matured or unmatured, both at law and in equity, which Investor may now own, hold, have or claim to have against any of the Company Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever related to, based upon, arising out of, or in connection with the Share Consolidation (which, for the avoidance of doubt, shall include any claim, action, cause of action, or suit, whether in law or in equity, whether based on contract (including, without limitation, quasi-contract or estoppel), statute, regulation, tort (including, without limitation, intentional torts, fraud (to the extent permitted by applicable law), misrepresentation, defamation, breaches of alleged fiduciary duty, recklessness, gross negligence, or negligence) or otherwise, accrued or unaccrued, known or unknown, matured, unmatured, liquidated or unliquidated, certain or contingent, that the Company breached the Securities Purchase Agreement and/or any representations, warranties or covenants contained therein based upon, arising out of, or in connection with the Share Consolidation) (collectively, the “Investor Claims”). Investor, on behalf of itself and its successors, assigns and other legal representatives, covenants that it will not (and that it will cause all other Persons who may seek to claim by or through or in relation to Investor or the matters released by Investor in this Agreement not to) sue any of the Company Releasees on the basis of or related to or in connection with any Investor Claim herein released and discharged, as provided in this paragraph. Notwithstanding the foregoing, nothing contained in this paragraph shall release or relieve any obligations of Company under this Agreement.

7.             Company Representations and Warranties.

(a)           Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Shares in accordance with the terms hereof. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including, without limitation, the issuance of the Shares) have been duly authorized by the Company’s board of directors and, assuming the truth and accuracy of the Investor’s representations and warranties in this Agreement and compliance with the resale requirements set forth in Sections 8(b) and 20 of this Agreement, no further filing, consent or authorization is required by the Company, its board of directors or its shareholders (other than Investor and the Other Investor and their respective associates and affiliates (as such terms are defined in the Rule 405 promulgated under the 1933 Act)) or other governing body, except (i) for the Registration Statement required to be filed pursuant to Section 2 hereof and the resale registration statement required to be filed pursuant to the Other Investor’s Agreement, (ii) for any court filings, (iii) as may be required by the Other Investor’s Agreement, and (iv) as is provided in clauses (ii), (iii) and (iv) of section 3(b) of the Securities Purchase Agreement (the filings, consents and releases referred to in clauses (i) through (iv) are referred to herein as the “Required Approvals”). This Agreement has been duly executed and delivered by the Company, and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by applicable law. A complete and accurate copy of the fully-executed version of the Other Investor’s Agreement is attached hereto as Exhibit B.

(b)           Issuance of Securities. The issuance of the Shares is duly authorized, and, upon issuance in accordance with the terms of this Agreement, the Shares will be validly issued, fully paid and non-assessable and free from all taxes, liens, charges and other encumbrances with respect to the issue thereof. Subject to the truth and accuracy of the Investor’s representations and warranties in this Agreement, the issuance by the Company of the Shares is exempt from registration under the 1933 Act pursuant to Rule 506 of Regulation D promulgated thereunder. The Company is not, and has never been, an issuer identified in Rule 144(i)(1). Subject to the truth and accuracy of the Investor’s representations and warranties in this Agreement, (1) the Shares will be freely transferable on the TSX through an appropriately registered dealer provided that (i) the Investor complies with the resale requirements set forth in Sections 8(b) and 20 of this Agreement and (ii) the legends set forth on Exhibit A have been removed in accordance with the procedures set forth in Section 4 and (2) no prospectus is required to be filed in Ontario to permit the issuance of the Shares outside of Canada to Investor in accordance with the terms of this Agreement.

(c)           No General Solicitation; No Integrated Offering. Neither the Company, nor any of its Subsidiaries, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or issuance of the Shares. None of the Company, its Subsidiaries, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Shares under the 1933 Act or any applicable Canadian Securities Laws, whether through integration with prior offerings or otherwise, or cause this offering of the Shares to require approval of stockholders of the Company under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. Except as required by this Agreement and the Other Investor’s Agreement, none of the Company, its Subsidiaries, nor any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Shares under the 1933 Act or any applicable Canadian Securities Laws or cause the offering of any of the Shares to be integrated with other offerings.

(d)           No Conflicts. Subject to the truth and accuracy of the Investor’s representations and warranties in this Agreement and compliance with the resale requirements set forth in Sections 8(b) and 20 of this Agreement, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including, without limitation, the issuance of the Shares) will not (i) result in a violation of the Articles of Incorporation (including, without limitation, any certificates of designation contained therein) or other organizational documents of the Company or any of its Subsidiaries, any capital stock of the Company or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market or the TSX) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations could not reasonably be expected to have a Material Adverse Effect.

(e)           Consents. Other than the Required Approvals and subject to the truth and accuracy of the Investor’s representations and warranties in this Agreement and compliance with the resale requirements set forth in Sections 8(b) and 20 of this Agreement, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof. Subject to the truth and accuracy of the Investor’s representations and warranties in this Agreement and compliance with the resale requirements set forth in Sections 8(b) and 20 of this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to this Agreement at or prior to the date of delivery to Investor of the stock certificate(s) evidencing the Shares have been or will be obtained or effected on or prior to such date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registrations, applications or filings contemplated by this Agreement.

(e)           Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Incorporation, Bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Shares and the Investor’s ownership of the Shares, together with all other securities now or hereafter owned or acquired by Investor. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of the Company or any of its Subsidiaries.

(f)            Assignment of Claims. There has been no actual assignment or transfer or purported assignment or other transfer by the Company of all or any portion of any Company Claim or other matter or any interest which has been released by the Company by any provision of this Agreement. The Company is the sole owner and real party-in-interest regarding the Company Claims and other matters released by the Company pursuant to this Agreement.

8.             Investor Representations and Warranties.

(a)           Organization. Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.

(b)           No Public Sale or Distribution. Investor is acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term (except as expressly set forth below in this Section 8(b) and Section 20 solely with respect to resales in Canada or to Canadian residents) and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and applicable Canadian securities laws. Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares in violation of applicable securities laws.  The Investor acknowledges that the Shares are not qualified for sale under the securities laws of any province or territory of Canada. The Investor represents and warrants that (a) the Investor is not a Canadian resident nor acting for the account or benefit of a Canadian resident; (b) the Shares were not offered to the Investor in Canada, and the Investor, was the time of agreeing to receive the Shares, and is, outside Canada; and (c) the Investor will not resell the Shares to any Canadian resident or in Canada (i) for a period ending 40 days after the date of issuance of the Shares to the Investor and (ii) after 40 days unless the conditions in subsection 2.6(3) of National Instrument 45-102 are satisfied or such trade is otherwise permitted under applicable Canadian Securities Laws.

(c)           Accredited Investor Status. Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(d)           Reliance on Exemptions. Investor understands that the Shares are being offered and issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and are not qualified for sale under the securities laws of any province or territory of Canada, and that the Company is relying in part upon the truth and accuracy of, and Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Shares.

(e)           Transfer or Resale. Investor understands that except as provided in Section 2 hereof: (i) the Shares have not been and are not being registered under the 1933 Act or any state securities laws and are not qualified for sale under the securities laws of any province or territory of Canada, and may not be offered for sale, sold, assigned or transferred to (a) a Canadian resident or in Canada for a period ending forty (40) days after the date of issuance of the Shares to the Investor or thereafter except in accordance with applicable Canadian Securities Laws or (b) a non-Canadian resident or outside Canada unless (A) subsequently registered thereunder, (B) Investor shall have delivered to the Company (if requested by the Company) an opinion of counsel to Investor, in a form reasonably acceptable to the Company, to the effect that such Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from registration under the 1933 Act or any state securities laws, or (C) Investor provides the Company with reasonable assurance that the Shares can be sold, assigned or transferred pursuant to Rule 144(b)(1); (ii) any sale of the Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and applicable Canadian Securities Laws, and further, if Rule 144 is not applicable, any resale of the Shares under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder or applicable Canadian Securities Laws; and (iii) neither the Company nor any other Person is under any obligation to register the Shares under the 1933 Act or any state securities laws or to qualify the Shares for distribution in Canada or to comply with the terms and conditions of any exemption thereunder.

(e)           Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of Investor and constitutes the legal, valid and binding obligation of Investor enforceable against Investor in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(f)            No Conflicts. The execution, delivery and performance by Investor of this Agreement and the consummation by Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of Investor, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including United States and Canadian federal, states and provincial securities laws) applicable to Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Investor to perform its obligations hereunder.

(g)           Assignment of Claims. There has been no actual assignment or transfer or purported assignment or other transfer by the Investor of all or any portion of any Investor Claim or other matter or any interest which has been released by the Investor by any provision of this Agreement. The Investor is the sole owner and real party-in-interest regarding the Investor Claims and other matters released by the Investor pursuant to this Agreement.

(h)           Ownership of Securities. To the best of the knowledge of Investor, Investor is not a “related party” of the Company (as such term in defined in Multilateral Instrument 61-101). Investor (i) is not a control person (as such term is defined in section 1(1) of the Securities Act (Ontario) of the Company, (ii) does not have beneficial ownership (as determined in accordance with Multilateral Instrument 61-101) of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities; or (iii) does not have a combination of beneficial ownership (determined in accordance with Multilateral Instrument 61-101) of, and control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities. Investor is not “acting jointly or in concert” (within the meaning of section 91 of the Securities Act (Ontario)) with any other person with respect to the securities of the Company.

9.             Listing. The Company shall, within five (5) Business Days of the date hereof, secure the listing or designation for quotation (as the case may be) of all of the Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is listed or designated for quotation (as the case may be) (subject to official notice of issuance or acceptance (as applicable)).

10.           Entire Agreement. This Agreement contains the entire agreement and understanding between the parties solely as to the settlement and compromise of all Company Claims and Investor Claims between the parties and supersedes and replaces all prior settlement negotiations and proposed agreements, written or oral; provided, however, nothing contained in this Agreement shall (or shall be deemed to), except as expressly set forth in Sections 6, 18 and 19, (i) have any effect on the Transaction Documents or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to the Investor, in the Transaction Documents between or among the Company and/or any of its Subsidiaries and the Investor and all such agreements shall continue in full force and effect. The parties hereto acknowledge that no other party, or agent, representative or attorney of any other party, has made any promise, representation, or warranty whatsoever, express or implied, not contained in this Agreement concerning the subject matter hereof, to induce this Agreement or otherwise, and the parties acknowledge that they have not executed this Agreement in reliance upon such promise, representation, or warranty not contained herein. Neither party hereto has granted any waiver or release except as, and to the extent, expressly set forth in this Agreement (and in the case of the Company, under the Other Investor’s Agreement) .

11.           Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.           Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

13.           Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.”  The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

14.           Severability; Construction.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. For clarification purposes, the recitals are part of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

15.           Disclosure. The Company shall, on or before 6:30 p.m., New York time, on the date of this Agreement, issue a press release in the form set out in Exhibit C.

16.           Successors and Assigns; No Third Party Beneficiaries; Amendments and Waivers. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Company Releasees and the Investor Releasees. No provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

17.           Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

18.           Excluded Securities. The Investor and the Company agree that (i) the Shares and (ii) the 100,000 shares of Common Stock being issued pursuant to the Other Investor’s Agreement (such 100,000 shares are referred to herein as the “Other Investor’s Shares”), in each case, constitute Excluded Securities.

19.           Acknowledgement. Investor acknowledges and agrees that the execution, delivery and performance by the Company of this Agreement and the Other Investor’s Agreement and the transactions contemplated hereby and thereby will not and do not (i) result in a violation of the Transaction Documents or the transactions contemplated thereunder, (ii) constitute nor result in any breach of any representation, warrant, covenant or obligation by the Company under the Transaction Documents or the transactions contemplated thereunder, (iii) conflict with, or constitute a default (or any event which with notice or lapse of time or both would become a default) under, or give Investor or others any rights under the Transaction Documents or the transactions contemplated thereunder. For greater certainty, the Investor agrees that (i) Sections 4(n), 4(p) and 8(k) of the Securities Purchase Agreement and (ii) Sections 2(b) and 2(d) of the Warrants, in each case, shall not apply with respect to this Agreement (including, without limitation, the issuance of the Shares hereunder), the Other Investor’s Agreement (including, without limitation, the issuance of the Other Investor’s Shares thereunder) and the transactions contemplated hereby and thereby.

20.           Resale of Shares. The Investor will not resell the Shares to any Canadian resident or in Canada (i) for a period ending 40 days after the date of issuance of the Shares to the Investor and (ii) after 40 days unless the conditions in subsection 2.6(3) of National Instrument 45-102 are satisfied or such trade is otherwise permitted under applicable Canadian Securities Laws.

21.           Pledge of Shares. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Shares may be pledged by the Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Shares. The pledge of Shares shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and if the Investor effects a pledge of Shares it shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or otherwise. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Shares may reasonably request in connection with a pledge of the Shares to such pledgee by the Investor.

22.           Attorneys’ Fees. In the event that any litigation shall arise between any of the parties hereto based, in whole or in part, upon this Agreement or any or all of the provisions contained herein, the prevailing party in any such litigation shall be entitled to recover attorneys’ fees, costs and expenses from the non-prevailing party.

23.           Judgment Currency.

(a)           If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 23 referred to as the “Judgment Currency”) an amount due in U.S. Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding: (1) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date or (2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 23(a) being hereinafter referred to as the “Judgment Conversion Date”).

(b)           If in the case of any proceeding in the court of any jurisdiction referred to in Section 23(a) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)           Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

24.           Termination. If the Company has not complied with its obligations under Section 1 within five (5) Business Days after the date hereof, this Agreement shall be terminated and be null and void ab initio.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

HYDROGENICS CORPORATION

By:	/s/ Lawrence Davis
Its:	Chief Financial Officer

IROQUOIS MASTER FUND LTD.

By:	/s/ Joshua Silverman
Its:	Authorized Signatory

Exhibit A

Form of Legends

U.S. Legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144(b)(1) UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

TSX Legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

Canadian Legend:

THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT FOR A PERIOD OF 40 DAYS AFTER THE DATE OF ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, THE HOLDER WILL NOT RESELL THOSE SECURITIES TO ANY CANADIAN RESIDENT OR IN CANADA.

Exhibit B

See attached.

EXECUTION COPY

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (the “Agreement”), dated as of May 21, 2010, is by and between Alpha Capital Anstalt (“Investor”) and Hydrogenics Corporation (the “Company”).

RECITALS

A.            Pursuant to that certain Securities Purchase Agreement, dated January 11, 2010, by and among the Company and the Buyers (one of whom is Investor) (the “Securities Purchase Agreement”), the Investor purchased (i) 250,000 shares of Common Stock (on a post-consolidation basis), (ii) a Series A Warrant to purchase up to 119,678 Series A Warrant Shares (on a post-consolidation basis) and (iii) a Series B Warrant to purchase up to 130,323 Series B Warrant Shares (on a post-consolidation basis). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

B.            Investor commenced a lawsuit in the Supreme Court of the State of New York, County of New York, index number 600466/10 (the “Lawsuit”) alleging that the Company breached certain representations, warranties and covenants in the Securities Purchase Agreement and Warrants arising out of the share consolidation announced by the Company on February 8, 2010, which was consummated by the Company on March 12, 2010 (the “Share Consolidation”).  The Company disputes all such allegations.

C.            Investor and the Company desire to settle the Lawsuit and any and all disputes between them related to, based upon, arising out of, or in connection with the matters described above in Recital B in accordance with the terms of this Agreement.

D.            Simultaneously with the execution of this Agreement, the Company has entered into a settlement agreement (the “Other Investor’s Agreement”) with the only other Buyer that is a party to the Securities Purchase Agreement (“Other Investor”).

AGREEMENTS

NOW THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investor and the Company hereby agree as follows:

1.             Issuance and Delivery of Shares. As soon as practicable, but in any event no later than fourteen (14) Business Days after the date hereof, the Company shall issue 100,000 shares of Common Stock (such 100,000 shares of Common Stock are referred to herein as the “Shares”) to Investor and deliver to Investor (c/o LH Financial Services Corp., 150 Central Park South, 2nd Fl., New York, New York 10019, Attn: Ari Rabinowitz) one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in

Section 3 below), evidencing the Shares, duly executed on behalf of the Company and registered in the name of Investor or its designee.

2.             Registration Rights.

(a)           Subject to the timely receipt by the Company of the Investor Information (as defined below) from Investor and Other Investor, the Company shall prepare and, as soon as practicable but in no event later than fourteen (14) days after the date hereof, file with the SEC a registration statement on Form F-3 (the “Registration Statement”) covering the resale on a non-underwritten basis of all of the Shares (collectively, the “Registrable Securities”). The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than sixty (60) days  (or if the SEC elects to review the Registration Statement, ninety (90) days) after the date of this Agreement. In no event shall the Company include any securities other than Registrable Securities and the Other Investor’s Shares (as defined below) in the Registration Statement without the prior written consent of the Investor. The “Investor Information” shall include the information set forth in Exhibit B relating to the “Selling Shareholders” and “Plan of Distribution” sections of the prospectus.

(b)           The Company shall keep the Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 promulgated under the 1933 Act for resales by the Investor on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date on which (w) the Investor may sell all of the Registrable Securities required to be covered by the Registration Statement and (x) if the Other Investor’s Shares are included in the Registration Statement, the Other Investor may sell all of the Other Investor’s Shares, in each case, without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which (y) the Investor shall have sold all of the Registrable Securities covered by the Registration Statement and (z) if the Other Investor’s Shares are included in the Registration Statement, the Other Investor shall have sold all of the Other Investor’s Shares, or (iii) six (6) months from the date hereof (the “Registration Period”).  Thereafter, the Company shall be entitled to withdraw such Registration Statement. Investor shall promptly inform the Company in writing of the date on which Investor may sell all the Registrable Securities required to be covered by the Registration Statement and/or the date the Investor has sold all of the Registrable Securities covered by the Registration Statement.

(c)           The Company may suspend the use of any prospectus used in connection with the Registration Statement in the event, and for such period of time as, (i) such suspension is required by the rules and regulations of the SEC or (ii) it is determined in good faith by the Board of Directors of the Company that because of valid business reasons, it is in the best interests of the Company to suspend such use (which may include, for greater certainty, the fact that the continued use of any prospectus in connection with the Registration Statement may interfere with any material financing, acquisition, corporate reorganization or merger or other transaction involving the Company or require the Company to disclose any material non public information which would reasonably be likely to be detrimental to the Company) and prior to suspending such use in accordance with this clause (c), the Company provides Investor with

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written notice of such suspension, which notice need not specify the nature of the event giving rise to such suspension.  The Company will use reasonable best efforts to cause such suspension to terminate at the earliest possible date.

(d)           The Company shall notify the Investor in writing of the happening of any event (but not the substance or details of any such event unless specifically requested by Investor), as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)           The Company shall notify the Investor of the issuance of any stop order or other suspension of effectiveness of the Registration Statement or the use of any prospectus contained therein.

(f)            The Company shall pay all fees and expenses incurred by the Company in connection with satisfying its obligations under this Section 2, which, for greater certainty, shall not include any fees and expenses incurred by the Investor or Other Investor, including any selling commissions and transfer taxes applicable to the sale of Registrable Securities or any fees and disbursements of counsel for the Investor or the Other Investor.

(g)           In the event that the Registration Statement has been declared effective by the SEC and, afterwards, Investor’s ability to sell Registrable Securities registered for resale under the Registration Statement is suspended for more than (i) 45 days in any 90 day period or (ii) 90 days in any calendar year, because an event has occurred as a result of which the prospectus (including any supplements thereto) included in the Registration Statement then in effect includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements not misleading in light of the circumstances then existing, then the Company shall take such action as may be necessary to amend or supplement the Registration Statement, such that the Registration Statement or the prospectus, as so amended, shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements not misleading.

(h)           Investor agrees that upon receipt of a notice from Company of the occurrence of any event of the kind described in 2(d) or 2(e), and upon notice of any suspension under 2(c), Investor will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until Investor’s receipt of the copies of the supplemented prospectus and/or amendment to the Registration Statement contemplated by this Section 2, or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or the Registration Statement.  The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

3.             Legends. Investor understands that the Shares will be issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities

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laws and that the Shares are not qualified for sale under the securities laws of any province or territory of Canada, and except as set forth in Section 4 below, the Shares shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the form set forth on Exhibit A attached hereto (and a stop-transfer order may be placed against transfer of such stock certificates).

4.             Removal of Legends. Certificates evidencing the Shares shall not be required to contain any legend referred to in Section 3 above or any other legend (i) while a registration statement covering the resale of the Shares is effective under the 1933 Act, (ii) following any sale of the Shares pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if the Shares are eligible to be sold, assigned or transferred under Rule 144(b)(1) (provided that the Investor provides the Company with reasonable assurances that the Shares are eligible for sale, assignment or transfer under Rule 144(b)(1) which shall not include an opinion of counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Investor provides the Company with an opinion of counsel to the Investor, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Shares may be made without registration under the applicable requirements of the 1933 Act and, based on a representation from the transferee, that the Shares will not constitute “restricted securities” (as defined in Rule 144(a)(3)) in the hands of such transferee or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC), provided that (a) the Canadian legend set forth on Exhibit A is required for a period of at least forty (40) days after the date of issuance of Shares to Investor and may not be removed prior to forty one (41) days after the date of the issuance of the Shares to Investor and (b) the TSX legend set forth on Exhibit A is required if the certificate representing the Shares contains the U.S. legend and/or the Canadian legend set forth on Exhibit A and may not be removed if the certificate representing the Shares contains the U.S. legend and/or the Canadian legend set forth on Exhibit A. If the legends are not required pursuant to the foregoing, the Company shall no later than two (2) Trading Days following the delivery by the Investor to the Company or the transfer agent (with notice to the Company) of a legended certificate representing the Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, in each case, if applicable), together with any other deliveries from the Investor as may be required above in this Section 4, as directed by the Investor, either: (A) provided that the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit the aggregate number of Shares to which the Investor shall be entitled to the Investor’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier to the Investor c/o LH Financial Services Corp., 150 Central Park South, 2nd Fl., New York, New York 10019, Attn: Ari Rabinowitz)) to the Investor, a certificate representing the Shares that is free from all restrictive and other legends, registered in the name of the Investor or its designee.

5.             Company Release. The Company, on its own behalf and on behalf of its officers, affiliates, investors and other related Persons, hereby irrevocably, fully and unconditionally releases and forever discharges Investor and each of its present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other

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Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Investor within the meaning of the 1933 Act or the 1934 Act and each of the present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons and each of their direct and indirect related Persons (Investor and all such other Persons are referred to herein collectively as the “Investor Releasees”) from all claims, actions, obligations, causes of action, suits, losses, omissions, damages, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), expenses and liabilities, of every name and nature, whether known or unknown, absolute or contingent, suspected or unsuspected, matured or unmatured, both at law and in equity, which the Company may now own, hold, have or claim to have against any of the Investor Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever related to, based upon, arising out of, or in connection with the Share Consolidation (collectively, the “Company Claims”). The Company, on behalf of itself and its successors, assigns and other legal representatives, covenants that it will not (and that it will cause all other Persons who may seek to claim by or through or in relation to the Company or the matters released by the Company in this Agreement not to) sue any of the Investor Releasees on the basis of or related to or in connection with any Company Claim herein released and discharged, as provided in this paragraph. Notwithstanding the foregoing, nothing contained in this paragraph shall release or relieve any obligations of Investor under this Agreement.

6.             Investor Release.  Investor, on its own behalf and on behalf of its officers, affiliates, investors and other related Persons, hereby irrevocably, fully and unconditionally releases and forever discharges Company and each of its present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls Company within the meaning of the 1933 Act or the 1934 Act and each of the present and former directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons and each of their direct and indirect related Persons (Company and all such other Persons are referred to herein collectively as the “Company Releasees”) from all claims, actions, obligations, causes of action, suits, losses, omissions, damages, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), expenses and liabilities, of every name and nature, whether known or unknown, absolute or contingent, suspected or unsuspected, matured or unmatured, both at law and in equity, which Investor may now own, hold, have or claim to have against any of the Company Releasees for, upon, or by reason of any nature, cause, action or inaction or thing whatsoever related to, based upon, arising out of, or in connection with the Share Consolidation, which, for the avoidance of doubt, shall include any claim, action, cause of action, or suit, whether in law or in equity, whether based on contract (including, without limitation, quasi-contract or estoppel), statute, regulation, tort (including, without limitation, intentional torts, fraud, misrepresentation, defamation, breaches of alleged fiduciary duty, recklessness, gross negligence, or negligence) or otherwise, accrued or unaccrued, known or unknown, matured, unmatured, liquidated or

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unliquidated, certain or contingent, that the Company breached the Securities Purchase Agreement and/or any representations, warranties or covenants contained therein, based upon, arising out of, or in connection with the Share Consolidation (collectively, the “Investor Claims”). Investor, on behalf of itself and its successors, assigns and other legal representatives, covenants that it will not (and that it will cause all other Persons who may seek to claim by or through or in relation to Investor or the matters released by Investor in this Agreement not to) sue any of the Company Releasees on the basis of or related to or in connection with any Investor Claim herein released and discharged, as provided in this paragraph.

7.             Upon written notice from the Company that the Registration Statement is filed, Investor shall within one (1) Business Day of such notice, discontinue the Lawsuit as to all defendants named therein, with prejudice and on the merits, each party to bear its own costs

8.             Investor Representations and Warranties.

(a)           No Public Sale or Distribution. Investor is acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term (except as set forth herein) and reserves the right to dispose of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and applicable Canadian securities laws. Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares in violation of applicable securities laws.  The Investor acknowledges that the Shares are not qualified for sale under the securities laws of any province or territory of Canada.  The Investor represents, warrants and covenants to the Company that (a) the Investor is not a Canadian resident nor acting for the account or benefit of a Canadian resident; (b) the Shares were not offered to the Investor in Canada, and the Investor, was the time of agreeing to receive the Shares, and is, outside Canada; and (c) the Investor will not resell the Shares to any Canadian resident or in Canada (i) for a period ending 40 days after the date of issuance of the Shares to the Investor and (ii) after 40 days unless the conditions in subsection 2.6(3) of National Instrument 45-102 are satisfied or such trade is otherwise permitted under applicable Canadian securities laws.

(b)           Accredited Investor Status. Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(c)           Reliance on Exemptions. Investor understands that the Shares are being offered and issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and are not qualified for sale under the securities laws of any province or territory of Canada, and that the Company is relying in part upon the truth and accuracy of, and Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Shares.

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(d)           Transfer or Resale. Investor understands that except as provided herein: (i) the Shares have not been and are not being registered under the 1933 Act or any state securities laws and are not qualified for sale under the securities laws of any province or territory or Canada, and may not be offered for sale, sold, assigned or transferred to (a) a Canadian resident or in Canada for a period ending forty (40) days after the date of issuance of the Shares to the Investor or thereafter except in accordance with applicable Canadian securities laws or (b) a non-Canadian resident or outside Canada unless (A) subsequently registered thereunder, (B) Investor shall have delivered to the Company (if requested by the Company) an opinion of counsel to Investor, in a form reasonably acceptable to the Company, to the effect that such Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from registration under the 1933 Act or any state securities laws, or (C) Investor provides the Company with reasonable assurance that the Shares can be sold, assigned or transferred pursuant to Rule 144(b)(1); (ii) any sale of the Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and applicable Canadian securities laws, and further, if Rule 144 is not applicable, any resale of the Shares under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder or applicable Canadian securities laws; and (iii) neither the Company nor any other Person is under any obligation to register the Shares under the 1933 Act or any state securities laws or to qualify the Shares for distribution in Canada or to comply with the terms and conditions of any exemption thereunder.

(e)           Ownership of Securities. Investor is the registered and beneficial owner of, and exercises control or direction over, (a) a Series A Warrant currently exercisable to purchase up to 119,678 Series A Warrant Shares, (b) a Series B Warrant exercisable on or after July 15, 2010 to purchase up to 130,323 Series B Warrant Shares and (c) 177,948 shares of Common Stock and such securities constitute all of the securities of the Company owned or controlled, directly or indirectly, by Investor.  Investor is not acting jointly or in concert or in combination with any other person.

9.             Entire Agreement. This Agreement contains the entire agreement and understanding between the parties solely as to the settlement and compromise of all Company Claims and Investor Claims between the parties and supersedes and replaces all prior settlement negotiations and proposed agreements, written or oral.  The parties hereto acknowledge that no other party, or agent, representative or attorney of any other party, has made any promise, representation, or warranty whatsoever, express or implied, not contained in this Agreement concerning the subject matter hereof, to induce this Agreement or otherwise, and the parties acknowledge that they have not executed this Agreement in reliance upon such promise, representation, or warranty not contained herein. Neither party hereto has granted any waiver or release except as, and to the extent, expressly set forth in this Agreement and the Other Investor’s Agreement.

10.           Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of

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law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.           Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

12.           Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.”  The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

13.           Severability; Construction.  If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. For clarification purposes, the recitals are part of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14.           Successors and Assigns; No Third Party Beneficiaries; Amendments and Waivers. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for

8

the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Company Releasees and the Investor Releasees. No provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15.           Excluded Securities. The Investor and the Company agree that (i) the Shares and (ii) the 100,000 shares of Common Stock being issued pursuant to the Other Investor’s Agreement (such 100,000 shares are referred to herein as the “Other Investor’s Shares”), in each case, constitute Excluded Securities.

16.           Waiver and Acknowledgement.  Investor acknowledges that the execution, delivery and performance by the Company of this Agreement and the Other Investor’s Agreement and the transactions contemplated hereby and thereby will not and do not (i) result in a violation of the Transaction Documents or the transactions contemplated thereunder, (ii) constitute nor result in any breach of any representation, warrant, covenant or obligation by the Company under the Transaction Documents or the transactions contemplated thereunder, (iii) conflict with, or constitute a default (or any event which with notice or lapse of time or both would become a default) under, or give Investor or others any rights under the Transaction Documents or the transactions contemplated thereunder.  For greater certainty, the Investor agrees that (i) sections 4(n), 4(p) and 8(k) of the Securities Purchase Agreement and (ii) sections 2(b) and 2(d) of the Warrants, in each case, shall not apply to this Agreement (including, without limitation, the issuance of Shares hereunder), the Other Investor’s Agreement (including, without limitation, the issuance of the Other Investor’s Shares thereunder) and the transactions contemplated hereby and thereby.

17.           Resale of Shares. The Investor will not resell the Shares to any Canadian resident or in Canada (i) for a period ending 40 days after the date of issuance of the Shares to the Investor and (ii) after 40 days unless the conditions in subsection 2.6(3) of National Instrument 45-102 are satisfied or such trade is otherwise permitted under applicable Canadian Securities Laws.

18.           Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario L5R 1B8 Canada

Telephone:  (905) 361-3633

Facsimile:  (905) 361-3626

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Attention:  Chief Financial Officer

If to the Investor:

Alpha Capital Anstalt

c/o LH Financial Services Corp.

150 Central Park South, 2nd Fl.

New York, New York 10019

Facsimile: (212) 586-8244

Attention: Ari Rabinowitz

(with a copy to)

Law Offices of Kenneth A. Zitter, Esq.

260 Madison Avenue, 18th Floor,

New York, NY 10016

Telephone: 212.532.8000

Facsimile: 212.679.8998

Attention: Kenneth A Zitter, Esq.

19.           Attorneys’ Fees. In the event that any litigation shall arise between any of the parties hereto based, in whole or in part, upon this Agreement or any or all of the provisions contained herein, the prevailing party in any such litigation shall be entitled to recover attorneys’ fees, costs and expenses from the non-prevailing party.

20.           Termination. If the Company has not complied with its obligations under Section 1 within fourteen (14) Business Days after the date hereof, this Agreement shall be terminated and be null and void ab initio.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

HYDROGENICS CORPORATION

By:	/s/ Lawrence Davis
Its:	Chief Financial Officer

ALPHA CAPITAL ANSTALT

By:	/s/ Konrad Ackerman
Its:	Director

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Exhibit A

Form of Legend

U.S. Legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144(b)(1) UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

TSX Legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

Canadian Legend:

THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT FOR A PERIOD OF 40 DAYS AFTER THE DATE OF ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, THE HOLDER WILL NOT RESELL THOSE SECURITIES TO ANY CANADIAN RESIDENT OR IN CANADA.

Exhibit B

Investor Information

Investor Information - “Selling Shareholders” section of Prospectus

The Selling Shareholders may from time to time offer and sell up to 200,000 common shares of the Company pursuant to this prospectus.  When we refer to “Selling Shareholders” in this prospectus, we mean those persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Shareholders’ interest in our common shares other than through a public sale.  The common shares being offered by the Selling Shareholders were acquired from us on May •, 2010 in a private placement.  We have agreed to file the Registration Statement to enable resales of the common shares received by the Selling Shareholders pursuant to separate Settlement Agreements between the Company and each of the Selling Shareholders.

We had previously issued common shares and warrants to the Selling Shareholders in a registered direct offering in January 2010.  See our Annual Report on Form 20-F for the year ended December 31, 2009 for information regarding the January 2010 offering, which is incorporated by reference herein.  Except for the ownership of the common shares and warrants issued to the Selling Shareholders in 2010, the Selling Shareholders have not had any material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth certain information as of May •, 2010 with respect to the beneficial ownership of the common shares by the Selling Shareholders and is based on the information provided to us by the Selling Shareholders around the time of the initial filing of the Registration Statement.  Except as set forth in the footnotes to the table, all of these common shares are owned with sole voting and investment power.  The Selling Shareholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

	Common Shares Owned prior to Offering			Number of Common Shares Offered	Common Shares Owned after Offering (2)
Name of Selling Shareholder	Number	Percent (1)		Hereby	Number	Percent (1)
Alpha Capital Anstalt (3)	277,948	6.31%		100,000	177,948	4.04%

Iroquois Master Fund Ltd. (4) (5)	•	•	%	100,000	•	•	%

Notes:

(1)                                  Applicable percentage of ownership is based on 4,401,976 common shares outstanding as of May •, 2010.

(2)                                  Unless otherwise indicated, assumes that each Selling Shareholder will resell all of the common shares offered pursuant to this prospectus.

(3)                                  Alpha Capital Anstalt also owns 119,678 series A warrants and 130,323 series B warrants. See our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein, for information regarding these warrants.

(4)                                  [TO BE PROVIDED BY IROQUOIS] See our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein, for information regarding these warrants.

(5)                                  Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF, they may be deemed to have voting control and investment discretion over securities held by IMF.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF.

Investor Information - “Plan of Distribution” section of Prospectus

We are registering the common shares issued to the Selling Shareholders in connection with a settlement of alleged claims arising out of the Share Consolidation to permit the resale of these common shares by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the common shares.  We will bear all fees and expenses incurred by us in connection with our obligation to register the common shares other than any fees and expenses incurred by the Selling Shareholders, including selling commissions and transfer taxes applicable to the sale of common shares or any fees and disbursements of counsel for the Selling Shareholders.

Subject to the restrictions set out in “Canadian Transfer Restrictions”, (a) the Selling Shareholders may sell all or a portion of the common shares held by them and offered hereby from time to time on any stock exchange, market or trading facility on which the common shares are traded or in private transactions, (b) the common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices, and (c) these sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales made after the date the registration statement is declared effective by the SEC;

•                  broker-dealers may agree with a Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell common shares under Rule 144 promulgated under the Securities Act, if available, or otherwise rather than under this prospectus. In connection with sales of the common shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The Selling Shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed common shares in connection with such short sales. The Selling Shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such common shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The Selling Shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such common shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all fees and expenses of the registration of the common shares pursuant to the Settlement Agreements, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Shareholder will pay all underwriting discounts and selling commissions, transfer taxes applicable to the sale of common shares, if any and all fees and disbursements of counsel for the Selling Shareholders. We will indemnify Iroquois against liabilities, including some liabilities under the Securities Act in accordance with the Settlement Agreement with Iroquois or Iroquois will be entitled to contribution. We may be indemnified by Iroquois against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by Iroquois in accordance with the Settlement Agreement with Iroquois or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates, subject to the restrictions set forth under “Canadian Transfer Restrictions”.

The securities offered hereby have not been and will not be qualified for sale by way of a prospectus under the securities laws of Canada or any province or territory of Canada.  The securities are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof.  This prospectus has not been filed in respect of, and will not qualify, any distribution of shares in any province or territory of Canada.  Prior to a specified date, any certificate evidencing the common shares will bear a legend to the effect that such holders will not resell the shares to any Canadian resident or in Canada. See “Canadian Transfer Restrictions”.

Exhibit C

Press Release

See attached.

PRESS RELEASE

Hydrogenics Announces Settlement with Two Investors

Mississauga, Ontario — May 21, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (“Hydrogenics” or the “Company”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it has entered into separate settlement agreements with each of Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”) regarding the litigation and dispute previously announced by the Company in a press release dated February 25, 2010.

Under the terms of each settlement agreement, Hydrogenics will issue 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle the claims by Alpha and Iroquois. The total issuance of 200,000 common shares represents approximately 4.76% of the Company’s equity in aggregate.

The settlement contains no admission of wrongdoing by the Company, its officers or directors.  Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interest of the Company.

Under the terms of each settlement agreement, Hydrogenics will file with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 200,000 common shares issued to Alpha and Iroquois.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com

Exhibit D

Investor Information

Investor Information - “Selling Shareholders” section of Prospectus

The Selling Shareholders may from time to time offer and sell up to 200,000 common shares of the Company pursuant to this prospectus.  When we refer to “Selling Shareholders” in this prospectus, we mean those persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Shareholders’ interest in our common shares other than through a public sale.  The common shares being offered by the Selling Shareholders were acquired from us on May •, 2010 in a private placement.  We have agreed to file the Registration Statement to enable resales of the common shares received by the Selling Shareholders pursuant to separate Settlement Agreements between the Company and each of the Selling Shareholders.

We had previously issued common shares and warrants to the Selling Shareholders in a registered direct offering in January 2010.  See our Annual Report on Form 20-F for the year ended December 31, 2009 for information regarding the January 2010 offering, which is incorporated by reference herein.  Except for the ownership of the common shares and warrants issued to the Selling Shareholders in 2010, the Selling Shareholders have not had any material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth certain information as of May •, 2010 with respect to the beneficial ownership of the common shares by the Selling Shareholders and is based on the information provided to us by the Selling Shareholders around the time of the initial filing of the Registration Statement.  Except as set forth in the footnotes to the table, all of these common shares are owned with sole voting and investment power.  The Selling Shareholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

	Common Shares Owned prior to Offering			Number of Common Shares Offered	Common Shares Owned after Offering (2)
Name of Selling Shareholder	Number	Percent (1)		Hereby	Number	Percent (1)
Alpha Capital Anstalt (3)	277,948	6.31%		100,000	177,948	4.04%

Iroquois Master Fund Ltd. (4) (5)	•	•	%	100,000	•	•	%

Notes:

(1)                                  Applicable percentage of ownership is based on 4,401,976 common shares outstanding as of May •, 2010.

(2)                                  Unless otherwise indicated, assumes that each Selling Shareholder will resell all of the common shares offered pursuant to this prospectus.

(3)                                  Alpha Capital Anstalt also owns 119,678 series A warrants and 130,323 series B warrants. See our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein, for information regarding these warrants.

(4)                                  [TO BE PROVIDED BY IROQUOIS] See our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference herein, for information regarding these warrants.

(5)                                  Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF, they may be deemed to have voting control and investment discretion over securities held by IMF.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF.

Plan of Distribution

We are registering the common shares issued to the Selling Shareholders in connection with a settlement of alleged claims arising out of the Share Consolidation to permit the resale of these common shares by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the common shares.  We will bear all fees and expenses incurred by us in connection with our obligation to register the common shares other than any fees and expenses incurred by the Selling Shareholders, including selling commissions and transfer taxes applicable to the sale of common shares or any fees and disbursements of counsel for the Selling Shareholders.

Subject to the restrictions set out in “Canadian Transfer Restrictions”, (a) the Selling Shareholders may sell all or a portion of the common shares held by them and offered hereby from time to time on any stock exchange, market or trading facility on which the common shares are traded or in private transactions, (b) the common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices, and (c) these sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•                  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales made after the date the registration statement is declared effective by the SEC;

•                  broker-dealers may agree with a Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell common shares under Rule 144 promulgated under the Securities Act, if available, or otherwise rather than under this prospectus. In connection with sales of the common shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The Selling Shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed common shares in connection with such short sales. The Selling Shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such common shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The Selling Shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such common shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all fees and expenses of the registration of the common shares pursuant to the Settlement Agreements, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Shareholder will pay all underwriting discounts and selling commissions, transfer taxes applicable to the sale of common shares, if any and all fees and disbursements of counsel for the Selling Shareholders. We will indemnify Iroquois against liabilities, including some liabilities under the Securities Act in accordance with the Settlement Agreement with Iroquois or Iroquois will be entitled to contribution. We may be indemnified by Iroquois against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by Iroquois in accordance with the Settlement Agreement with Iroquois or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates, subject to the restrictions set forth under “Canadian Transfer Restrictions”.

The securities offered hereby have not been and will not be qualified for sale by way of a prospectus under the securities laws of Canada or any province or territory of Canada.  The securities are not being offered for sale and may not be offered or sold, directly or indirectly, in Canada, or to any resident thereof.  This prospectus has not been filed in respect of, and will not qualify, any distribution of shares in any province or territory of Canada.  Prior to a specified date, any certificate evidencing the common shares will bear a legend to the effect that such holders will not resell the shares to any Canadian resident or in Canada. See “Canadian Transfer Restrictions”.